Mail Stop 3561

October 12, 2007

Via U.S. Mail
Jerry W. Neel, Jr.
President
J-Kan, Inc.
1823 Phoenix Avenue
Ft. Smith, Arkansas 72903

Re: J-Kan, Inc.
         Amendment No. 2 to Registration Statement on Form SB-2
         Filed September 7, 2007
         File No. 333-140567

Dear Mr. Neel,

        We have reviewed your responses to the comments in our letter dated May 30,
2007 and have the following additional comments. Please note that all page references
below correspond to the marked version of your filing.

Business Development, page 16

1. Please expand and clarify your disclosure in the second paragraph in which you discuss
    the property related to your business. Please disclose the material terms of the option
    to purchase 2 ½ acres of "prime property" and please explain what you mean by "prime
    property."

Management's Discussion and Analysis, page 25

Our Business, page 25

2. We note your response to our prior comment 9. Please provide an estimate amount of
    adequate fund you will need to pursue any potential franchising of your restaurant.

Critical Accounting Policies, page 27

3. We note from your response to our prior comment 11 that due to the reclassification of
    goodwill as contributed capital, you are no longer providing a discussion regarding the

impairment of long-lived assets and goodwill in your critical accounting policies
section of MD&A. However, due to the significance of property and equipment on
your balance sheet, we believe that disclosure regarding your accounting for the
impairment of long-lived assets would still be appropriate.   Please revise your
"critical accounting policies" discussion to discuss how you assess impairment of long-
lived assets and include the following points in your revised disclosure:

- *Types of assumptions underlying the most significant and subjective estimates;*
- *Sensitivity of those estimates to deviations of actual results from management's assumptions; and*
- *Circumstances that have resulted in revised assumptions in the past.*
  Refer to Releases 33-8350 (i.e. FR-72) for guidance.

Results of Operations for the nine months ended April 30, 2007, page 28

4. We note from your response to our prior comment 14 that you do not believe the
decrease in salaries is considered unreasonably low. However, we do not believe that
your response adequately responds to our prior comment. As previously requested,
please tell us more about the nature of the reduction in salaries and the specific facts or
circumstances that resulted in the reduction. If salaries and wages are not paid or are
unreasonably low for the Company's officers and employees, the fair value of services
rendered should be reflected as a capital contribution. Please advise or revise
accordingly.

5. Please revise to include a discussion of why purchases expense has significantly
decreased for the nine month period ended April 30, 2007 as compared to the nine
month period ended April 30, 2006.

Results of Operations for Year ended July 31, 2006 and 2005, page 30

6. Please revise your discussion to reflect the restated amounts on the statements of
operations and statements of cash flows for the year ended July 31, 2006. For
example, you disclose that you had $39,452 of net income, when added to adjustments
to reconcile net income gave you $90,570 of net cash from operating activities.
However, net income for the year ended July 31, 2006 as restated is $25,452 on the
statement of operations.

7. We note from your response to our prior comment 15 that disclosure was added as
requested, however the requested disclosure does not appear to be respond to our
previous comment because it does not discuss the changes in revenue amounts between
2006 and 2005. As previously requested, in addition to quantification, please revise
your disclosure regarding the results of operations for the year ended July 31, 2006 to
discuss each of the identified underlying causes of this increase in revenues between
the periods 2006 and 2005. For example, for material increases or decreases due to
changes in the mix of menu items sold, sales prices, etc., discuss the reasons for the

significant changes between the periods. In addition, please consider explaining why you believe that decrease/increase occurred and your expectations for future sales.

Plan of Operation, page 33

8. Please disclose the amount of debt financing or loans that you will need to raise from your officers and directors in order for you to open your second company- owned store. Please also provide a status of the funding progress and the approximate timetable for you to open your second company-owned store.

Interim Financial Statements for the Nine Months Ended April 30, 2007

Statements of Cash Flows, page F-7

9. We note from the statements of cash flows that you had a $12,681 gain on the disposal of assets for the nine months ended April 30, 2007. Please explain to us where this amount is included in the statements of operations.

Note 8. Stock Transactions

10. We note from your response to our prior comment 21 that you have revised the disclosure in Note 8. However, we do not believe that your response or revised disclosure adequately responds to our previous comment and we are still unclear as to whether the value assigned to your common stock issued in October and November 2006 appropriately reflects the fair value of the services rendered. In regards to the issuance of stock for services, we believe that the transaction should be recorded based on the fair value of the services received or the fair value of the stock issued, whichever is more reliably measurable. Because there was no market for your stock at the time of issuance, it appears that the value of the services received may be more reliably measured than the stock issued. Please tell us the nature of the services received and your estimate of the market value of those services. If the market value of the services is greater than the amount recorded for the issuance of stock of $28, we believe that your statements should be revised to record the value of the common stock issued and expense for services received, at the market value of the services. The difference between the par value of the common stock issued and the market value of the services should be recorded as additional paid-in capital (or additional common stock). Also, please revise Note 8 to disclose how you determined or calculated the value of the shares issued. Please advise or revise accordingly. See paragraph 7 of SFAS No. 123(R).

Report of Independent Registered Public Accounting Firm

11. Please revise your independent auditor's report for the two years ended July 31, 2006 and 2005 to refer to the restatement in the body of the report. See AU Section 561.06(a).

Audited Financial Statements for the Year Ended July 31, 2006

Consolidated Statements of Cash Flows for the years ended July 31, 2006 and 2005

12. We note that the amounts previously reflected as "proceeds from issuance of long-term debt" of $41,014 and $4,898 for 2006 and 2005 respectively, in the previous amendment to your Form SB-2, have now been reflected as proceeds from the issuance of common stock. As no transactions involving the issuance of your common shares appear to have occurred during these periods, since none are described in the financial statements, please revise to correct this error.

Notes to the Audited Financial Statements

Note 2. Restatements

13. We note from your response to our prior comment 23 that you revised your financial statements to remove goodwill as an asset and to reduce retained earnings for the difference between the non-stock consideration paid for the assets acquired and the historical costs of the assets. Please revise your disclosure in Note 2 to remove the reference to the Securities and Exchange Commission in determining the appropriate accounting for the transaction. Please note that these are the Company's financial statements and should reflect the appropriate accounting as determined by management, and audited by the Company's independent auditor.

Note 3. Related Party Transactions, page F-24

14. We note from your response to our prior comment 24 that you revised Note 3 to disclose the existence of the potential control relationship with respect to your outstanding common shares. However, we note that your disclosure indicates that one shareholder owns 100% of the outstanding common stock as of July 31, 2006 and 2005. As it appears from your disclosures on page 24 in the filing that the shareholder owns approximately 60% of your outstanding common stock, please revise your disclosure in Note 3 accordingly.

Other

15. The financial statements should be updated, as necessary, to comply with Rule 3-10 (g) of Regulation S-B at the effective date of the registration statement.

16. Provide a currently dated consent from the independent public accountant in any future
    amendments.

* * * * *

As appropriate, please amend the registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to expedite
our review. Please furnish a cover letter with your amendment that keys your responses to
our comments and provides any requested supplemental information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

We will consider a written request for acceleration of the effective date of the
registration statement as a confirmation of the fact that those requesting acceleration are
aware of their respective responsibilities under the Securities Act of 1933 and the
Securities Exchange Act of 1934 as they relate to the proposed public offering of the
securities specified in the above registration statement. We will act on the request and,
pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of
a registration statement. Please allow adequate time after the filing of any amendment for
further review before submitting a request for acceleration. Please provide this request at
least two business days in advance of the requested effective date.

You may contact Claire Erlanger at (202) 551-3301 or Linda Cvrkel at (202) 551-
3813 if you have questions regarding comments on the financial statements and related
matters. Please contact H. Yuna Peng at (202) 551-3391or at (202) 551-3315 with any
other questions.

Regards,

Hanna T. Teshome
Special Counsel

cc: Diane J. Harrison, Esq.
        Fax: (941) 531-4935